UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **October 20, 2006**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

____
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 **Entry into a Material Definitive Agreement.**

On October 20, 2006, Myers Industries, Inc. entered into a Sale and Purchase Agreement with LINPAC Materials Handling Limited, a company organized and existing under the laws of England, pursuant to which Myers will sell its subsidiaries Raaco International A/S, a Denmark company ("RIAS") and MyeLux International Finance SCS, a Luxembourg corporate partnership ("MIF"). RIAS and MIF comprise Myers' European Material Handling business segment operations. The agreement provides that LINPAC will purchase all outstanding securities of RIAS and MIF.

The initial purchase price is 66,000,000 Euros (or U.S. $83,285,400)[1] plus net cash of the acquired companies on the closing date. The net cash position of the acquired companies on September 30, 2006 was approximately 15,700,000 Euros (or U.S. $19,811,830) [1]. The purchase price will be subject to reduction for certain benefit liabilities in the amount of 10,250,000 Euros (or U.S. $12,934,475)[1] and certain employment related payments in the amount of 1,129,000 Euros (or U.S. $1,424,685) [1] and further adjusted based upon working capital of the target companies at closing.

In addition to the foregoing consideration, the purchaser will pay Myers, upon the sale by Allibert Buckhorn UK Limited (a subsidiary of MIF) of certain real property located in Gloucester, England, a portion of the net sale proceeds. The maximum amount of this deferred consideration is £1,500,000 (or U.S. $2,825,250)[2].

The closing of the transactions contemplated under the Sale and Purchase Agreement is expected to occur sometime during the fourth quarter of this year upon receipt of required regulatory approval (including antitrust clearance in required jurisdictions), receipt of confirmation from certain Luxembourg tax authorities regarding certain reorganization matters and the satisfaction of other customary closing conditions.

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[1] Conversion to U.S. Dollars for purposes hereof is based upon a foreign exchange rate as of 10/20/2006 equal to 1.2619 U.S. Dollar per Euro (as published by the Wall Street Journal).

[2] Conversion to U.S. Dollars for purposes hereof is based on a foreign exchange rate as of 10/20/2006 equal to 1.8835 U.S. Dollar per U.K. Pound (as published by the Wall Street Journal).

Item 9.01. **Financial Statements and Exhibits.**

99.1 Press Release dated October 20, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.
(Registrant)

DATE October 24, 2006 **By: /s/ Donald A. Merril**
Donald A. Merril
Vice President,
Chief Financial Officer and Secretary